Exhibit 99.1

SatixFy Signs over $10 Million in Further Agreements with
MDA Space

Signed purchase order for initial provision of chips and ATP for engineering work

Rehovot, Israel, March 17, 2025, SatixFy Communications Ltd. (“SatixFy” or the “Company”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-designed chipsets, today announced the receipt of a purchase order from MDA Space Ltd. (TSE:MDA) (“MDA Space”) of approximately $6.7 million for engineering models and space-grade chips, alongside signing an amended Authorization to Proceed (“ATP”) agreement for an additional $3.5 million for engineering work and an amendment to the existing master purchase agreement between SatixFy and MDA Space.

These latest agreements build upon the previously announced $2 million ATP for engineering work, further strengthening SatixFy’s already significant collaboration with MDA Space. The additional engineering work is associated with the completion of the development and commencing deliveries of SatixFy’s advanced chipsets, a critical component for next-generation satellite communication networks.

Under the purchase order, SatixFy will provide engineering models and space-grade chips, which will be used for internal testing and assembly in MDA Space’s satellites. These advanced chips and digital beamformers will enable high-performance and power-efficient communication satellite solutions for MDA Space.

"We are very happy with this further expansion of our already strong collaboration with MDA Space," said Nir Barkan, Chief Executive Officer of SatixFy. "We believe that these new agreements further build on our strong foundation and demonstrate the growing market demand for our advanced space-grade chips and digital beamforming technology.”

Mr. Barkan added: “These agreements solidify SatixFy’s role as a key enabler of next-generation satellite communications. Our solutions are very much at the heart of next-generation advanced satellite networks, supporting both LEO and GEO constellations that will define the future of global connectivity.”

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite multi-beam digital Space antennas, Flat panel user terminals and modems, based on powerful in-house designed chipsets.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X and RCS2. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, prepared for multi-orbits LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses the advantages and benefits of SatixFy’s products; the Company’s belief that these new agreements with MDA Space further build on its strong foundation and demonstrate the growing market demand for its advanced space-grade chips and digital beamforming technology; its belief that latest milestone positions it for significant growth as the Company moves toward production and delivery; that these agreements solidify SatixFy’s role as a key enabler of next-generation satellite communications and that Company’s solutions are very much at the heart of next-generation advanced satellite networks. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekgir.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

SAT-FIN